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Exhibit 4.5

EXHIBIT B

2000 RENEWAL ESOP NOTE

$585,597.00	Apopka, Florida December 14, 2001

    This is the 2000 Renewal ESOP Note modifying the terms of the Renewal ESOP Note dated September 26, 1997, in the principal amount of $1,366,392.35 (the "1997 Note"). All required documentary stamp taxes, if any, on the 1997 Note have been fully paid. This 2000 Renewal ESOP Note is intended to comply with the provisions of Florida Statutes §201.09 (dealing with documentary stamp taxes on renewal notes). This 2000 Renewal ESOP Note modifies the term and interest rate of the 1997 Note.

    For value received, HSBC Bank USA, as successor trustee of the Sawtek Inc. Employee Stock Ownership and 401(k) Plan and Trust (the "Borrower") (formerly known as the Employee Stock Ownership Plan and Trust for Employees of Sawtek Inc.), promises to pay to the order of Sawtek Inc. (the "Company") at 1818 South Highway 441, Apopka, Florida 32703, or at such other location as may hereafter be designated by the Company, the principal sum of Five Hundred Eighty-Five Thousand, Five Hundred Ninety-Seven Dollars, ($585,597) plus interest at 7.5016% per annum, in seven annual installments of principal and interest as follows:

Due Date	Principal	Interest	Total
September 30, 2001	$106,071	$43,929	$150,000
September 20, 2002	91,528	35,972	127,500
September 20, 2003	83,394	29,106	112,500
September 20, 2004	82,150	22,850	105,000
September 20, 2005	80,812	16,688	97,500
September 20, 2006	71,875	10,625	82,500
September 20, 2007	69,766	5,234	75,000

    All such payments of principal and interest shall be made in lawful money of the United States in immediately available funds in the manner specified in the 2000 Modified ESOP Loan Agreement. The Borrower also shall pay all costs of collection, including court costs and attorneys' fees, if collection proceedings are brought with respect to this 2000 Renewal ESOP Note. The Borrower may prepay all or any portion of this 2000 Renewal ESOP Note without penalty or premium.

    This is the 2000 Renewal ESOP Note referred to in the 2000 Modified ESOP Loan Agreement dated as of December 14, 2000, between the Borrower and the Company (as the same may be amended from time to time, the "2000 Modified ESOP Loan Agreement"). The provisions of the 2000 Modified ESOP Loan Agreement are incorporated herein by reference.

    This Note shall be without recourse to the Borrower. Notwithstanding anything contained herein to the contrary, the Company shall not take any action or fail to act in any manner that would cause the loan represented by this 2000 Renewal ESOP Note to fail to qualify as an exempt loan as defined in Section 54.4975-7 of the Treasury Regulations. This 2000 Renewal ESOP Note shall be interpreted so as to qualify as an exempt loan.

    Time is of the essence hereunder. The failure or forbearance of the Company to exercise any right hereunder, or otherwise granted by law or another agreement, shall not affect or release the liability of the Borrower, and shall not constitute a waiver of such right unless so stated by the Company in writing. The Borrower agrees that the Company shall have no responsibility for the collection or protection of any property securing this 2000 Renewal ESOP Note, and expressly consents that the

Company may from time to time, without notice, extend the time for payment of this 2000 Renewal ESOP Note, or any part thereof, and waive its rights with respect to any property or indebtedness.

    The Borrower hereby expressly waives presentment and notice of dishonor of this 2000 Renewal ESOP Note.

SAWTEK INC. EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN AND TRUST
ATTEST:	By:	HSBC Bank USA, Trustee, Not in its Individual Capacity, but solely as Trustee
By:
Stephen J. Hartman, Jr. Senior Vice President

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  Exhibit 4.5
EXHIBIT B